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BRUNSWICK TECHNOLOGIES INC                 43 BIBBER PARKWAY                           TEL: 207.729.7792
                                           BRUNSWICK, MAINE 04011 USA                  FAX: 207.729.7877

                                                                                          April 17, 2000
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Mr. Roberto Caliari
St. Gobain
18, Avenue d'Alsace
92096 la Defense Cedes
France

       Re:  Saint-Gobain Announcement of April 17, 2000
             Brunswick Technologies, Inc.

Dear Mr. Caliari:

     This refers to your "Confidential" letter of April 17, 2000 advising the Board of Brunswick Technologies, Inc. ("BTI") of Saint-Gobain's decision "to commence a tender offer within the next few days ... at a price of $8.00 per share" (the "Letter").

     Certain portions of the Letter are inaccurate and require correction. First, the "attempts to negotiate" by Saint-Gobain have consisted of a meeting on March 30, 2000 called by Saint-Gobain at which it announced its desire to negotiate a purchase of all the shares of BTI at $7.00 per share. At that meeting Saint-Gobain was asked to explain how it had arrived at $7.00 per share. Saint-Gobain responded that the price was fixed and demanded an affirmative answer within two days. Subsequently, a meeting was held in New York City on April 10, 2000, attended by BTI representatives, for the purpose of further understanding Saint-Gobain's offer. At that meeting, Saint-Gobain advised the Board by letter that it wished to "negotiate" the purchase of BTI for $7.75 per share and admonished BTI that it had two days within which to accept the offer. Again Saint-Gobain failed to advise BTI as to the basis of its $7.75 proposal and insisted upon acceptance of the $7.75 per share before proceeding further. BTI wrote to Saint-Gobain on April 12, 2000 and stated that it wished to be advised of:

     1. The manner in which Saint-Gobain had arrived at its valuation of $7.75 per share in view of BTI's dominant market position and other intangible values; and

     2. The effect an acquisition would have on all BTI constituencies including shareholders, employees, suppliers, customers, distributors and the community at large.

     BTI also informed Saint-Gobain that it had formed an Independent Committee to evaluate the Saint-Gobain proposal, but was unprepared to enter into substantive negotiations at that time. BTI expressed its willingness to enter into a Confidentiality and Standstill Agreement with Saint-Gobain and to respond in a substantive manner to the Saint-Gobain proposal within two weeks.

                                                     BRUNSWICK TECHNOLOGIES LOGO
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     Saint-Gobain again failed to respond to the two questions set forth in items numbered 1 and 2 above.

     Saint-Gobain was advised on Thursday, April 13, 2000, that members of the Independent Committee were prepared to meet telephonically with Saint-Gobain on Saturday, April 15, 2000 in order to ascertain:

     1. The basis upon which Saint-Gobain determined its per share value of $7.75 per share; and

     2. The views of Saint-Gobain as to the effects of its acquisition upon the BTI employees, customers, suppliers, distributors and community at large.

     Saint-Gobain was also advised that BTI had engaged a financial consultant to assist the Board and that investment banking firms were being interviewed. Saint-Gobain determined not to meet with BTI's Independent Committee, and again did not answer BTI's two questions, one concerning Saint-Gobain's method of valuation and the other concerning the effects of a Saint-Gobain acquisition on the BTI constituents. In brief, at every point BTI was confronted by Saint-Gobain not with opportunities to negotiate but rather ultimatums demanding that BTI accept Saint-Gobain's proposal without sufficient time or information upon which to act.

     In view of the above, we find your "Confidential" Letter -- released to the public -- misleading in the impression it intends to convey that BTI has acted in other than an expeditious manner. Presenting BTI with proposals and demands for acceptance within a time frame inadequate to permit responsible consideration and analysis do not constitute bona fide "attempts to negotiate" but rather, are attempts to pressure the BTI Board into approving a transaction without proper time for it to determine whether or not the Saint-Gobain proposal is in the interests of the BTI shareholders and other constituencies and without responding to BTI's two questions concerning Saint-Gobain's method of valuation and the effect of a Saint-Gobain acquisition on BTI constituencies.

     We find the Letter particularly unfair in light of the fact, as stated by Saint-Gobain in its Schedule 13-D filing dated April 14, 2000, that "a representative of Saint-Gobain was a director of long standing on the BTI Board and that Saint-Gobain had "during the last several weeks" evaluated whether it "should acquire BTI". It is clear Saint-Gobain has taken several weeks to deliberate whether or not to acquire BTI, yet it insisted that BTI respond in a matter of a few days. Further, it appears based upon Saint-Gobain's statement in its Schedule 13-D filing, that the Schedule 13-D amendment should have been filed "several weeks" earlier when Saint-Gobain determined it was no longer holding its BTI shares for investment.

     Although the Letter is marked "Confidential", Saint-Gobain elected to release it to the public concurrently with delivery to BTI. We feel public release of the Letter was particularly unfortunate in view of prior discussions between the parties and Saint-Gobain's statement that it is "still prepared to discuss a negotiated transaction."

     In view of the above, the BTI Board is taking the measures it deems appropriate to protect the interests of BTI and its shareholders.

                                          Sincerely,

                                          /s/ Martin S. Grimnes
                                          Martin S. Grimnes

Cc: Peter Klaus, Esq.
Fax: 215-981-4750